Exhibit 1A.4C

SOLAR POWER PURCHASE AGREEMENT

Dated as of December 2, 2020

by and between

Phytoplankton Ponus Ridge Solar LLC,

as Provider

and

New Canaan Public Schools,

as Host

SOLAR POWER PURCHASE AGREEMENT

This SOLAR POWER PURCHASE AGREEMENT (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Agreement”), dated as of December 1, 2020 (the “Effective Date”), is by and between Phytoplankton Ponus Ridge Solar LLC (“Provider”), and the New Canaan Public Schools, a Connecticut municipal entity (“Host”).

RECITALS:

WHEREAS, The site, located at 769 Ponus Ridge Road, New Canaan, CT 06840 (the “Site”) as more fully described in Schedule A of Appendix I (the “System Site”) is owned by the Town of New Canaan on behalf of the Host;

WHEREAS, Provider has inspected the Site and made a preliminary determination, in its sole judgement, that it contains adequate space and conditions to host the solar photovoltaic system (“the System”) consistent with the Host’s Request for Proposals and as more fully described in Section 1 and Schedule B of Appendix I; and

WHEREAS, Provider desires to sell, and Host desires to purchase, the Solar Services (as hereinafter defined), consisting of the delivery of all of the Class I renewable electrical energy (the “Energy”) generated by the System to be installed at the Site and other services pursuant to the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the mutual promises set forth below, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

AGREEMENT:

1.	Definitions.

Unless otherwise required by the context in which any term appears: (a) capitalized terms used in this Agreement shall have the respective meanings set forth in this Section 1; (b) the singular shall include the plural and vice versa; (c) the word “including” shall mean “including, without limitation”; (d) references to “Sections” and “Appendices” shall be to sections and appendices hereof; (e) the words “herein,” “hereof” and “hereunder” shall refer to this Agreement as a whole and not to any particular section or subsection hereof; and (f) references to this Agreement shall include a reference to all appendices hereto, as the same may be amended, modified, supplemented or replaced from time to time.

“Agreement” shall have the meaning set forth in the preamble.

“Applicable Law” shall mean, with respect to any Governmental Authority having jurisdiction, any constitutional provision, law, statute, rule, regulation, ordinance, treaty, order, decree, judgment, decision, certificate, holding, injunction, registration, license, franchise, permit, authorization, guideline, governmental approval, consent or requirement of such governmental Authority, enforceable at law or in equity.

“Commercial Operation Date” shall have the meaning set forth in Section 3.4.

“Confidential Information” shall have the meaning set forth in Section 15.

“Contract Year” means each twelve (12)-month period commencing on the Commercial Operation Date or an anniversary thereof and ending on the day immediately before the next anniversary of the Commercial Operation Date.

“Delivery Point” shall mean the physical location where the energy passes to the Host’s existing electrical system.

“Effective Date” shall have the meaning set forth in the preamble.

“Energy” shall have the meaning set forth in the recitals hereof measured in kilowatt hours (kWh).

“Environmental Attributes” shall mean the following accrued during the Term: (i) any and all environmental credits, benefits, emissions reductions, offsets and allowances, howsoever entitled, in respect of the System or Energy therefrom that is in effect as of the Effective Date or may come into effect in the future, including, without limitation, tradable renewable energy certificates, green-e tags, allowances, reductions or other transferable indicia denoting carbon offset credits or indicating generation of a particular quantity of energy from a renewable energy source by a renewable energy facility attributed to the Energy during the Term, in each case created under a renewable energy, emission reduction, or other reporting program adopted by a Governmental Authority, or for which a registry and a market exists (which, as of the Effective Date are certificates minted by NEPOOL Generation Information System (“NEPOOL-GIS”) in accordance with NEPOOL-GIS operating rules) or for which a market may exist at a future time; and (ii) all Reporting Rights with respect to any of the above.

“Environmental Financial Incentives” shall mean each of the following financial rebates and incentives that is in effect as of the Effective Date or may come into effect in the future: (i) performance-based incentives, rebates and any other incentives under the federal government’s, any state’s, any municipality’s, or any utility’s solar program or initiative, incentive tax credits (including investment tax credits arising under the Internal Revenue Code of 1986) other tax benefits or grants in lieu thereof (including without limitation the monetization of tax benefits), and accelerated depreciation (collectively, “incentives”), howsoever named or referred to, with respect to any and all fuel, emissions, air quality, energy generation, or other environmental or energy characteristics, resulting from the construction, ownership or operation of the System or from the use of solar generation or the avoidance of the emission of any gas, chemical or other substance into the air, soil or water attributable to the sale of Energy generated by the System; and (ii) all Reporting Rights with respect to any of the above.

“Expiration Date” shall have the meaning set forth in Section 10.1.

“Force Majeure Event” shall mean any act, event or circumstance that prevents or delays, in whole or in part, a Party from performing its obligations in accordance with this Agreement (other than the payment of money), if such act, event or circumstance is not reasonably foreseeable and otherwise beyond the reasonable control, and not the result of the fault or negligence, of such Party. Subject to the foregoing conditions, Force Majeure Event may include any of the following:

a)	war, riot, acts of a public enemy or other civil disturbance;

b)	acts of God, including storms, floods, lightning, earthquakes, hailstorms, ice storms, tornados, typhoons, hurricanes, landslides, volcanic eruptions, wild, range or forest fires, and objects striking the earth from space (such as meteorites), sabotage or destruction by a third party (other than any contractor retained by or on behalf of the Party) of facilities and equipment relating to the performance by the affected Party of its obligations under this Agreement; and

A Force Majeure Event shall not be based on the economic hardship of either Party or the failure of the Host’s landlord, if any.

“Governmental Authority” shall mean any federal, state, regional, county, town, city, or municipal government, whether domestic or foreign, or any department, agency, bureau, or other administrative, regulatory or judicial body of any such government having jurisdiction.

“Host” shall have the meaning set forth in the preamble.

“Host Default” shall have the meaning set forth in Section 11.1.

“kWh” shall mean a kilowatt-hour.

“kWh Rates” shall have the meaning set forth in Section 6.1.

“Lender” means (i) any Person who has or will provide debt and/or equity financing to Provider or an affiliate of Provider to finance all or part of the System costs, (ii) any Person to whom Provider has sold or conveyed the System, as applicable, and leased back the System under a sale-leaseback arrangement, and (iii) any Person to whom Provider has otherwise sold or conveyed the System where such Person acquires the tax credits or other benefits of the System and Provider retains or receives back a leasehold or other interest in the System such that Provider has the rights and authority to perform its obligations as Provider hereunder, together with any agents or designees of the Persons in (i), (ii) and (iii) above and otherwise in accordance with this Agreement.

“Meter” shall have the meaning set forth in Section 4.2.1.

“Monthly Period” shall mean the period commencing on the Commercial Operation Date and ending on the last day of the calendar month in which the Commercial Operation Date occurs, and, thereafter, all subsequent one (1) calendar month periods during the Term.

“ Monthly Production ” shall mean, for each Monthly Period, the amount of Energy delivered during such Monthly Period.

“O&M Work” shall have the meaning set forth in Section 4.1.1.

“Party” shall mean each of Host and Provider.

“Person” shall mean any individual, corporation, partnership, company, joint venture, association, trust, unincorporated organization or Governmental Authority.

“Provider” shall have the meaning set forth in the preamble.

“Provider-Related Parties” Provider’s qualified, authorized agents, contractors and subcontractors, provided such agents, contractors and subcontractors satisfy the insurance requirement herein and name the Host as an additional insured on each policy. It shall be the Provider’s duty and responsibility to ensure and confirm that agents, contractors and subcontractors are qualified and comply with such insurance requirements and the use of such Provider-Related Parties shall not relieve Provider of its obligations under this Agreement.

“Provider Default” shall have the meaning set forth in Section 11.2.

“Purchase Price” shall have the meaning set forth in Section 10.2.2.

“Renewal Rate” shall mean the lesser of $0.078 per kWh, or 40% of the then current retail cost of electricity, on a volumetric, kWh basis for the Site from the local electric utility, including the cost of power provided by the utility or any third party and the cost of transmission, distribution, and other on-bill charges from the local electric utility.

“Reporting Rights” means the right to report ownership of the Environmental Attributes or the Environmental Financial Incentives associated with the System or Energy therefrom to any federal, state, or local agency, authority or other party or Governmental Authority, including without limitation under Section 1605(b) of the Energy Policy Act of 1992 and provisions of the Energy Policy Act of 2005, or under any present or future domestic, international or foreign emissions trading program.

“Site” shall have the meaning set forth in the first recital or any alternative location for the System.

“Solar Insolation” shall mean the amount of kWhs per square meter falling on a particular location, as published by the National Renewable Energy Laboratory.

“Solar Services” shall mean all services provided to Host by Provider hereunder, including, without limitation, the provision of Energy.

“System” shall mean the solar photovoltaic system installed pursuant to this Agreement at the System Site and more fully described in Schedule B of Appendix I hereto; provided, however, that the term “System” shall only include equipment and materials up to but not including the Delivery Point.

“Term” shall have the meaning set forth in Section 10.1.

“Termination Date” shall have the meaning set forth in Section 10.1.

“Termination Value” shall mean, on any date of termination, the applicable amount specified for the Contract Year in which such date falls on Schedule D of Appendix I to this Agreement.

“Taxes” shall have the meaning set forth in Section 6.2.

“Utility” means the Connecticut Light & Power Company d/b/a Ever source Energy.

2.	Purchase and Sale of Energy and Solar Services; Access Rights.

(a) Host shall purchase Energy and Solar Services from Provider for delivery directly at the Site. Provider shall sell to Host all of the Energy generated by the System during the Term and provide all services to the System necessary for the proper and efficient operation of the System during the Term, all in accordance with the terms and conditions set forth herein.

(b) Host hereby grants to Provider and to Provider’s agents, employees, the non-exclusive right (i) to access to the System Site, including access on, over, under and across the Site, and (ii) to locate the System on the System Site (the “Access Right”), in each case from the Effective Date until the date that is ninety (90) days following the date of expiration or earlier termination of this Agreement “Access Term”), for the purposes of installing the System and performing all of Provider’s obligations and enforcing all of Provider’s rights set forth in this Agreement and otherwise as required by Provider in order to effectuate the purposes of this Agreement. During the Access Term, Host shall not interfere, or permit any third parties under Host’s control to interfere with such rights or access reasonably exercised.

3.	Construction, Installation and Testing of System.

3.1	Critical Milestones.

3.1.1 Milestones. Provider shall achieve the following development milestones (the “Critical Milestones”) on or before the date(s) set forth in the subsections below:

(a) Confirmation that renewable energy credits from Class I generation projects that emit no pollutants pursuant to Public Act 11-80 § 107, have been awarded to the System.

(b) Provider shall file interconnection application within fifteen (15) of the Effective Date;

(c) Provider shall file complete application for all required local approvals within seven (7) days following receipt of conditional interconnection approval from the Utility.

(d) receipt of all permit(s) necessary to construct the System, with adequate time to meet the deadline for the Commercial Operation Date;

(e) demonstration of the financial capability, reasonably acceptable to the Host, to proceed with the development, construction, and operation of the System, no later than 60 days after the date defined in 3.1.l(b).

(f) submission of an application for any necessary municipal building permits within 15 days following approval by the local zoning authority for the performance by the Host of its obligations hereunder (and subject to potential need to submit additional materials regarding structural engineering and a final racking plan), and;

(g) delivery to the System Site of all construction material that require overhead hoisting, and, in order to accommodate the Host’s use of the System Site as a solar facility, the hoisting and placement of such materials to the roof of the System Site and the removal of any Lulls or other overhead lifting equipment from the System Site by end of day on March 9, 2021, in each case, if commercially reasonable and subject to (i) the timely approval by the Board of Selectmen (ii) the completion of current roof work and delivery of the final roof warranty; and (iii) the receipt of all local permits by February 18, 2021, or, if such conditions prevent Provider from meeting the goal, at the earliest practicable time to be agreed by Provider and Host’s facilities personnel, taking into account school operations and safety; and

(h) achievement of Commercial Operation Date no later than the date provided in Section 3.4.

3.1.2 Installation and Access. Subject to Section 3.2, Provider will cause the System to be designed, engineered, installed and constructed at the System Site in accordance with the terms of this Agreement. Upon advance notice to Host’s Director of Facilities, Host shall grant Provider with continuous, reasonable access to the Site throughout the Term of this Agreement to conduct activities necessary to perform its responsibilities in accordance with the terms and conditions set forth herein. Subject to all rights to cure, Host material disruption of Provider’s access prior to COD may extend the COD accordingly, and following COD shall be a Host Default as that term is defined in Section 11.1.

3.1.3. Provider/EPC Services.

a. Commissioning & Acceptance Testing. During the start-up, the Provider or its contractor shall coordinate with Host’s consultant, MHR Development, LLC (“Consultant”) to Commission the System. This will require compliance with the witness test procedure (as per Ever source requirements) and verification via online monitoring that all equipment is properly functioning.

b. Operation and Maintenance Manuals and As-Built Drawings. Provider shall provide Host with operation and maintenance manuals and as-built drawings of the System as PDF documents. These requirements shall be delivered prior to acceptance of the System.

3.2          Conditions Precedent to Commencement of Construction and Installation. Commencement by the Provider of construction and installation activities shall be subject to the satisfaction of the following conditions precedent:

3.2.l Provider will, at its own cost, inspect the Host structure with a structural engineer to determine the capacity of the structure to support the System and shall provide Host with such determination signed by the structural engineer and to be reviewed by Host’s Consultant. Host makes no representation regarding the capacity of the roof to support the System. If following such inspection, Provider’s structural engineer determines in writing that the structure of the System Site will not support the System, Provider may elect to attempt to modify the System design with the consent of Host or terminate this Agreement with no liability to either Party.

3.2.2 Provider shall inspect the roof and review the roof warranty and take all required steps necessary to confirm that the System installation and operation and maintenance will not void or otherwise violate the roof warranty or damage the roof of the Host structure in accordance with the roofing manufacture’s guidelines for photovoltaic additions (attached as Schedule A of the RFP regarding “Roof Membrane Material” and “Overburden Guidelines”).

3.2.3 Intentionally omitted;

3.2.4 Provider shall, after an opportunity for review by Host, have entered into the applicable contract(s) for construction and installation of the System reasonably acceptable to Host, subject to the terms of the applicable financing, if any;

3.2.5 Provider shall have obtained at its sole cost all the permits, licenses and other approvals required by Applicable Law to be obtained by Provider prior to such commencement, including those specified in Schedule E of Appendix I. Provider shall deliver copies of all such permits, licenses and approvals to Host and shall notify Host in writing promptly if any permits, licenses or approvals are denied or if any third party has taken action that may hinder or delay the construction and installation of the System;

3.2.6 Provider shall have received satisfactory notice that the applications for Environmental Financial Incentives for the System at the Site have been accepted and approved by the appropriate governing agency; provided, however, if any of the foregoing conditions precedent are not completed by the date defined in Section 3.1.l(d), Provider or Host shall have the option to terminate this Agreement without triggering the default provisions of this Agreement and without triggering any liability under this Agreement. Alternatively, in the event that such conditions precedents are not satisfied by such date, the Parties may mutually agree in writing to amend this Agreement to revise the Commercial Operation Date and term of this Agreement.

3.3           Utility Approvals. Notwithstanding that Provider shall have the responsibility for preparing applications and obtaining all permits, licenses and approvals required for the performance of work under this Agreement, Host agrees to provide all reasonable support and assistance to Provider in obtaining necessary permits, licenses and approvals in connection with the installation, operation and maintenance of the System, including the submission of applications for interconnection of the System with the local electric utility. Provider shall make all reasonable improvements required by the local electric utility. Should the local electric utility fail to approve the interconnection of the System with respect to the Site or require equipment in addition to the equipment set forth in Schedule B of Appendix I, Provider may, at Provider’s option, terminate this Agreement in whole immediately subsequent to notification from the Utility. Provider shall provide Host with reasonable advance notice of any testing of the System required for utility approval with enough time that Host may elect to observe the testing.

3.4	Energy Delivery.

(a) The date on which the delivery of Energy to the Delivery Point commences (the “Commercial Operation Date” or “COD”) shall be the earlier (i) of June 8, 2021 (subject to day-for-day extension if all local permits have been diligently pursued but have not been received by February 18, 2021 and for delays caused by Force Majeure) (the “Required COD Date”) and (ii) the date on which all of the following shall have occurred: (x) Provider shall have certified to Host that the System is substantially complete and capable of regular commercial operation in accordance with good practices and manufacturer guidelines for all material components and that all performance testing has been satisfactorily completed, (y) all permits and licenses required to be obtained under Applicable Law in connection with the operation of the System shall have been obtained and be in full force and effect, and (z) Provider (either solely or together with Host) shall have entered into an interconnection agreement with the Utility and completed all interconnection requirements.

(b) In the event that Provider fails to achieve the COD by the Required COD Date, Provider shall be liable for delay liquidated damages in the amount of $1,500 per month (pro rated for partial months) for the period between the Required COD and the actual COD. Such delay liquidated damages shall be payable for no more than one month, after which Host shall have the option to terminate this Agreement pursuant to Section 10.4.

3.5	Reimbursement of Host Costs. Not applicable for this project.

4.	Operation and Maintenance of System.

4.1	O&M Work; Phone/Data Line.

4.1.1	O&M Work.

(a) Provider shall provide operation, repair, monitoring and maintenance services to the System during the Term of this Agreement, including the monitoring and maintenance of metering equipment determining the quantity of electricity produced by the System (collectively, the “O&M Work”) in accordance with sound industry practice and all applicable laws, codes, regulations and requirements of any Government Authority, the Utility, ISO-NE, including all applicable health and safety laws. Except in the event of an emergency, Provider shall give reasonable advance notice to Host’s Director of Facilities for any on-site operation and maintenance work required with respect to the System prior to accessing the Site. Provider shall also comply with Host reasonable policies and guidelines for the security, health and safety of students, staff and residents including background check requirements for agents, employees, contractors and subcontractors with access to the Site.

(b). Provider shall provide Host with access to real-time online data measuring the performance of the System down to the string level to monitor the functioning of System components during the Term of the Agreement and a data portal access to enable Host to display such information on a kiosk (to be supplied by Host) for use in the school’s curriculum. Provider shall provide access to Provider’s monitoring platform to allow the Host to monitor, analyze, and display historical and live solar generation data, along with inverter operation and string level monitoring. The regularly collected data should reflect, but not be limited to, the following: System performance; System availability; and current, daily, and accumulated output. The monitoring shall be designed for turnkey, remote operation. Data shall be made accessible through the internet to both the Host and its Consultant at the Site through the required kiosk anticipated to be located in the lobby of the facility.

4.1.2 Broadband Internet. In order to allow Provider to provide Host and third parties with access to real-time online data related to the measurement of System performance, Host shall permit Provider reasonable access to Host’s broadband internet connection located at the Site. If Host does not maintain such internet connection on the Site, Host shall reasonably cooperate with Provider to allow Provider to install and maintain a broadband internet connection at the Site.

4.2	Metering.

4.2.1 Maintenance and Testing. Provider shall install, maintain and test one or more utility-grade kWh meter(s) (all such meters collectively, the “Meter”) at the Site for the measurement of Energy provided to Host at the Delivery Point, which shall measure the kWh output of the System on a continuous basis in accordance with all applicable requirements to receive Environmental Financial Incentives. Provider shall at COD furnish a copy of all technical specifications and accuracy calibrations for the Meters. Provider shall, at no cost to Host, test the Meter in compliance with manufacturer’s recommendations. All Meters shall be installed consistent with all requirements and good practices specified by the Utility and ISO NE.

4.2.2 Host Audits and Inspections. All Meters shall be tested annually at Provider’s expense and Provider shall provide a copy of the results to Host. Provider will give Host reasonable advance notice so that Host may elect to observe such testing and audit the Meter data. Once per calendar year and after reasonable· written notice, Host shall have the right to require additional Meter testing, which Host may witness at a mutually agreed date and time. Any such Meter testing beyond the required testing, shall be at Host’s sole cost and expense except as provided in Section 4.2.3. Host shall have a right of access to all Meters at reasonable times and with reasonable prior notice for the purpose of verifying readings and calibrations.

4.2.3 Adjustments. If testing of a Meter pursuant to Section 4.2.1 or Section 4.2.2 indicates that such Meter is in error by more than two percent (2%), then Provider shall promptly repair or replace such Meter. Provider shall make a corresponding adjustment to the records of the amount of Energy based on such test results for (a) the actual period of time when such error caused inaccurate Meter recordings, if such period can be determined to the mutual satisfaction of the Parties, or (b) if such period cannot be so determined, then a period equal to one-half (1/2) of the period from the later of (i) the date of the last previous test confirming accurate metering and (ii) the date the Meter was placed into service; provided, however, that such period shall in no case exceed one (1) year.

4.3          Title to System. Provider, or Provider’s permitted assigns, shall at all times retain title to and be the legal and beneficial owner of the System, including the right to any Environmental Financial Incentives available under federal or state law, free and clear of any liens, charges and encumbrances, other than those granted to Lender or its representatives or assigns. Host shall have no ownership rights to the System and shall not, on Host’s account, permit any liens, charges or encumbrances to be placed on the System or any of its components and shall, within 30 days of Host’s knowledge of the same, cause such liens, charges or encumbrances to be removed.

4.4         Net Metering: Provider will ensure that the System will comply with applicable net metering regulations/requirements of the Utility and obtain approval of the System for net metering.

5.	Purchase of Solar Services.

With respect to the System installed on the Site pursuant to this Agreement:

5.1	Purchase Requirement; Maintenance Shutdown.

5.1.1 Purchase Requirement. Provider agrees to sell and Host agrees to purchase and pay for one hundred percent (100%) of the Energy generated by the System and delivered to the Delivery Point during the Term of this Agreement following the Commercial Operation Date, but in no event prior to the Commercial Operation Date. While the Solar Services are calculated and billed on the basis of kWh of Energy as set forth in Section 6, Host acknowledges and agrees that such Solar Services represent a package of services including the production and supply of electrical energy output from the System, together with any other services associated with Energy production that Provider may provide to Host. The payment for Solar Services is calculated to include all of the above services in the price per kWh of Energy provided to the Delivery Point by the System.

5.1.2 Shutdown Requested by Host. Except as set forth in this Agreement, during the term of this Agreement, Host shall not take any action, or refrain from taking any action required by this Agreement, with the purpose or effect of preventing Provider from operating the System to generate Energy, delivering the Energy to the Delivery Point, and obtaining the Environmental Financial Incentives. Notwithstanding the foregoing, at the request of Host by reasonable prior written notice, Provider shall curtail Energy deliveries if required by the Host in the ordinary course of business in the use of the Site (a “Maintenance Shutdown”), including for Host’s maintenance, repairs or roof replacement on or of the Site by Host, and Provider shall, if requested by Host and at Host’s expense, move all or such part of the System as may be required to complete such maintenance, repairs or roof replacement. Host will be allotted the annual number of kilowatt hours of curtailed generation capacity for Maintenance Shutdowns (the “Maintenance Shutdown Allotment”) set forth in Appendix I-- Schedule 7. Any unused Maintenance Shutdown Allotment shall roll over and accumulate for a maximum of the latest five (5) Contract Years on an ongoing basis. In the event that Host requests or causes a Maintenance Shutdown that would reduce the generation of Energy by more than the Maintenance Shutdown Allotment, and such Maintenance Shutdown is not due to a breach by Provider or a Force Majeure Event, Host shall be responsible to Provider for the amount of Solar Services revenue, plus the value of the Environmental Financial Incentives (in each case, calculated by Provider in a commercially reasonable manner based on adjusted historic data from the system if available for the same time of year) that are foregone as a result of a Maintenance Shutdown lasting longer than permitted by the Maintenance Shutdown Allotment. Provider and Host shall reasonably cooperate to mitigate the damages suffered as a result of any excess maintenance shutdowns, including, if feasible, by a partial rather than complete shutdown of the system and/or the continued delivery of power to the Utility in order to generate Environmental Financial Incentives. In no case shall Host be required to pay damages in excess of the greater of the Fair Market Value of the System or the applicable Termination Value, in each case as in effect at the commencement of such maintenance shutdown.

5.2	Environmental Attributes; Environmental Financial Incentives.

5.2.1 Environmental Attributes. All Environmental Attributes and associated Reporting Rights available in connection with the System and Energy therefrom are retained and owned by Provider or its assignees during the Term. Host shall take all reasonable measures to assist Provider in obtaining all Environmental Attributes currently available or subsequently made available in connection with the System and Energy therefrom. At Provider’s request and expense, Host shall execute all such documents and instruments necessary or desirable to effect or evidence Provider’s or its assignee’s right, title and interest in and to the Environmental Attributes during the Term. If the standards used to qualify the Environmental Attributes to which Provider is entitled under this Agreement are changed or modified, Host shall, at Provider’s request and expense, use reasonable efforts to cause the Environmental Attributes to comply with new standards as changed or modified. Host shall not be required to incur any costs or expenses related to such efforts unless reimbursed by the Provider. If the Host purchases the System as contemplated by this Agreement, Provider ;shall transfer all unaccrued Environmental Attributes as of the closing date to Host upon closing.

5.2.2 Environmental Financial Incentives. All Environmental Financial Incentives and associated Reporting Rights available in connection with the System and Energy therefrom during the Term are retained and owned by Provider or its assignee. Host shall take all reasonable measures to assist Provider in obtaining all Environmental Financial Incentives currently available or subsequently made available in connection with the System and Energy therefrom. At Provider’s request and expense, Host shall execute all such documents and instruments necessary or desirable to effect or evidence Provider’s or its assignee’s right, title and interest in and to the Environmental Financial Incentives. If the standards used to qualify the Environmental Financial Incentives to which Provider is entitled under this Agreement are changed or modified, Host shall, at Provider’s request and expense, use all reasonable efforts to cause the Environmental Financial Incentives to comply with new standards as changed or modified. Host shall not be required to incur any costs or expenses related to such efforts unless reimbursed by the Provider. If the Host purchases the System as contemplated by this Agreement, Provider shall transfer all unaccrued Environmental Financial Incentives as of the closing date to Host upon closing.

5.2.3 Press Statements. To avoid any conflicts with fair trade rules regarding claims of solar or renewable energy use, Host and Provider may by mutual written agreement set forth specific statements that may be used by Host in any press releases that address Host’s use of solar or renewable energy provided pursuant to this Agreement.

5.2.4 Host Covenants. Host shall not knowingly take any action or suffer any omission that would have the effect of materially impairing the value to the Provider of the Environmental Attributes and Environmental Financial Incentives. Host shall be responsible for notifying Provider of any action or omission that could impair such value and for consulting with Provider as necessary to prevent impairment of the value of Environmental Attributes and Environmental Financial Incentives.

5.2.5 6.	Price and Payment.

6.1           Price. Host shall pay Provider for the Solar Services provided pursuant to the terms of this Agreement at the rate of $0.0385 per kWh, escalated at zero percent (0.00%) each Contract Year (the “kWh Rates”) as set forth in Schedule C of Appendix I, plus any additional amount required pursuant to Section 6.2. Notwithstanding the foregoing, in the event that Host elects at its sole discretion to renew this Agreement pursuant Section 10.2.1, Host shall pay the [Renewal Rate] for Solar Services provided during such renewal period unless otherwise agreed in writing by the parties.

6.2	Taxes.

6.2.1 Taxes. Except as set forth below, Provider shall be responsible for and pay all sales, use, excise, ad valorem, transfer, property and other similar taxes due to its ownership of the System and shall hold harmless the Host. If Host is assessed any Taxes related to the existence of the System on the Property, Host shall immediately notify Provider. Host and Provider shall cooperate in contesting such assessment; provided, however, that Host may pay such Taxes to avoid any penalties on such assessments subject to reimbursement by Provider. Neither Party shall be obligated for any Taxes payable by or assessed against the other Party based on or related to such Party’s overall income or revenues. Provider’s failure to timely pay taxes shall be an event of default. Host is a tax exempt entity, and the sale of Energy to the Host is not currently subject to sales and use tax. In the event that any Governmental Authority shall impose any sales, use, excise, ad valorem, transfer or other similar taxes on the sale of Energy produced by the System and delivered to the Host, Provider shall invoice Host for, and Host shall pay such taxes.

6.2.2 Other Provider Taxes. Provider will pay and hold harmless Host from any sales or use tax imposed upon Host arising from this Agreement including but not limited to Provider’s manufacture, installation and acquisition of the System.

6.3           Billing and Payment. Billing and payment for the Solar Services sold and purchased under this Agreement and any other amounts due and payable hereunder shall be as follows:

6.3.1 Payments. Subject to adjustment in accordance with the following sentences of this Section 6.3.1, Host shall pay to Provider for each Monthly Period during the Term within thirty (30) days after receipt of any invoice a payment for the Energy delivered by the System during each such Monthly Period equal to the product of: (a) Monthly Production for the System for the relevant month multiplied by (b) the kWh Rate for Energy relating to the System set forth in Appendix I Schedule C, which payment shall be made by ACH or wire transfer of immediately available funds to the account to be specified on the applicable invoice:

All payments hereunder shall be made without setoff or deduction. Upon receipt of written direction and instructions from Provider and Provider’s Lender, all payments to be made by the Host to the Provider under this Agreement shall be made directly to the Provider’s Lender or its agent designated in a writing addressed to Host and executed by Provider from time to time. Upon such request, Provider will hold harmless and indemnify Host in any dispute between Provider and Provider’s Lender.

6.3.2 Invoice Errors. Within thirty (30) days after receipt of any invoice, Host may provide written notice to Provider of any alleged error therein. Host shall pay all undisputed amounts, including the undisputed portion of any invoice, in accordance with the instructions set forth for payment under Section 6.3.1. If Provider notifies Host in writing within thirty (30) days of receipt of such notice that Provider disagrees with the allegation of error in the invoice, the Parties shall meet, by telephone conference call or otherwise, within ten (10) days of Host’s response for the purpose of attempting to resolve the dispute. The parties shall assign senior management or the Host’s equivalent to resolve the dispute and participate in discussion or conference calls regarding the same. If the parties are unable to resolve the dispute within thirty (30) days after such initial meeting than either party may seek to resolve such dispute in the courts of the State of Connecticut.

6.3.3 [Intentionally Omitted].

6.3.4 Late Payments. Any payment not made within the time limits specified in Section 6.3.1 shall bear interest accruing from the date becoming past due until paid in full at a rate of two percent per annum.

6.4          Reimbursements and Consultant Fee. The Provider will reimburse Host $2,500 for consulting fees incurred by Host in connection with the award of this Agreement to Provider. Additionally, Provider will pay the Consultant a fee of 0.05 / watt DC, payable as follows: (i) one third upon mutual execution of this Agreement, (ii) one-third upon commencement of installation of the System and, (iii) one-third upon the Commercial Operation Date.

7.	General Covenants.

7.1         Covenants of Provider. As a material inducement to Host’s execution and delivery of this Agreement, Provider covenants and agrees to the following:

7.1.1 Permits and Approvals. Provider shall be responsible to obtain and maintain all approvals, consents, licenses, permits, and inspections from relevant Governmental Authorities, utility personnel, and the Site’s owners, including but not limited to those permits and approvals listed in Schedule E of Appendix I, and other agreements and consents required to be obtained and maintained by Provider and to enable Provider to perform the duties set forth in this Agreement, with the exception of the approval of the New Canaan Town Council for the performance by the Host of its obligations hereunder. Provider shall deliver copies of all permits and approvals obtained pursuant to this Section to Host.

7.1.2 Title to System and Solar Services. Provider shall have good and marketable title to the System as well as all Solar Services, including Energy, sold to Host under this agreement free and clear of any and all liens, charges and encumbrances, other than those permissible and involved with the financing of the System by Provider.

7.1.3 System Operation and Maintenance. Accordingly, Provider shall provide the O&M Services at its expense in accordance with Prudent Industry Practices, manufacturer’s requirements and warranty guidelines, requirements of the Utility and Applicable Law.

7.1.4. Organization and Good Standing Power and Authority. Provider is a limited liability company organized, validly existing and in good standing under the laws of Delaware. Provider has all requisite power and authority to execute, deliver and perform the obligations of this Agreement subject to receiving any permits or approval necessary from Governmental Authorities.

7.1.5 Provider Records. Provider shall keep complete and accurate records of its operations hereunder and shall maintain such data as may be necessary to determine with reasonable accuracy any item relevant to this Agreement. Host shall have the right to examine all such records insofar as may reasonably be necessary for enforcement of its rights hereunder.

7.1.6 Liens. Provider or its contractors or subcontractors shall not directly or indirectly cause, create, incur, assume or suffer to exist any mortgage, pledge, lien (including mechanics’, labor or materialman’s lien), charge, security interest, encumbrance or claim of any nature (“Liens”) on or with respect to the Site and/or System Site (but not including the System). Provider also shall pay promptly before a fine or penalty may attach to any System Site any Taxes, charges or fees of whatever type of any relevant Governmental Authority, relating to any work performed hereunder by Provider or its agents, contractors and subcontractors on the Site and/or System Site. In the event that a claim is made or a Lien is imposed on the Site and/or System Site by any contractor, subcontractor or third party arising out of work in connection with a System, Provider shall have the obligation immediately to notify Host in writing, and (i) defend and indemnify Host against all costs and expenses (including reasonable attorneys’ fees and court costs at trial and on appeal) incurred in discharging and releasing such claim or Lien, and (ii) (A) either to make such payment as necessary to discharge the claim or Lien within thirty (30) days or (B) at Provider’s sole cost, challenge the validity of the claim or Lien and post a bond reasonably acceptable to Host in an amount equal to at least 125% of the amount of such claim or Lien.

7.1.7 Contractors and Subcontractors. If Provider uses contractors or subcontractors, Provider shall use experienced, licensed and reputable contractors and subcontractors. Provider shall continue to be responsible for the quality of the work performed by its contractors and subcontractors.

7.1.8 Health and Safety. Provider shall, at its sole cost and expense, take all necessary and reasonable safety precautions with respect to providing the Installation Work, Services, and operation of the System that shall comply with all Applicable Laws, local government or reasonable best practices as provided by Host from time to time and Prudent Industry Practices pertaining to the health and safety of persons and real and personal property. Provider shall immediately report to Host any death, injury or lost time injury that occurs on the Site, or property damage to Host’s property.

7.1.9. Production Guarantee. If the annual Energy delivered to the Delivery Point from the System in any calendar year is less than or equal to 316,685 kWh in the first year, degrading at 0.5% per year thereafter (the “Guaranteed Production”, which shall be permanently adjusted to reflect any changes to the “as built” size of the System, but shall not be less than 90% of the projected first year production for that System size, and may be adjusted for each calendar year following the end of such year in a manner consistent with standard industry practice using actual weather data for such year that is collected at the Site or obtained from publicly available data at government or educational weather stations located in Connecticut within 50 miles of the Site), Provider must pay Host for the actual positive difference of the cost of procuring the shortfall in production below the Guaranteed Production for such year. Provider will deliver an annual production report before April 1 of each year, that compares actual production to the Guaranteed Production (as adjusted), as well as the basis for any calculations or adjustments and the source of any data used to perform any weather-related adjustment. In the event of any shortfall reflected on the annual production report, Host will send Provider an invoice for any amount due, which shall include reasonable documentation (including utility or retail electric supplier bills) related to the amount of any excess energy purchased for the Site and the price paid therefore. If Provider fails to make the payment required under this section, it shall be an event of Provider default.

7.2          Covenants of Host. As a material inducement to Provider’s execution of this Agreement, Host covenants and agrees as follows:

7.2.1 Consents and Approvals. Host shall obtain approval of the New Canaan Town Council for the performance by the Host of its obligations hereunder. Host shall use good faith efforts to assist Provider in fulfilling Provider’s responsibilities under Section 7.1.1. Nothing in this subsection alters Provider’s obligation to fulfill its responsibilities under Section 7.1.1.

7.2.2 Maintenance of Interconnection. Host shall ensure that the System and all of the facilities to which Energy is delivered hereunder remain interconnected to the electrical grid during the entire Term.

7.2.3 Host Records. Host shall keep records in accordance with its normal business practices and as required by law.

7.2.4. Status of System. Host acknowledges and agrees that the System is and shall be considered the personal property of Provider and shall not be considered a fixture to the Site.

8.	Insurance Requirements.

8.1          Provider’s Insurance. Provider shall maintain, at its sole expense, commercial general liability insurance, including products and completed operations and personal injury insurance, as well as Automobile Insurance in a minimum amount of one million dollars ($1,000,000) per occurrence and two 2) million dollars in the aggregate, endorsed to provide contractual liability in said amount, specifically covering Provider’s obligations under this Agreement and naming Host as an additional insured. The minimum coverage amounts of one million dollars ($1,000,000) per occurrence and two (2) million dollars in the aggregate may be satisfied by a combination of a commercial general liability policy and an excess/umbrella liability policy. Provider and contractors and subcontractors, if it has employees, shall also maintain at all times during the term of this Agreement workers’ compensation insurance and employer’s liability insurance, including stop gap coverage, in compliance with applicable laws. The limits of employers’ liability insurance shall not be less than $1,000,000. Within thirty (30) days after execution of this Agreement and upon Host’s request annually thereafter, Provider shall deliver to Host certificates of insurance evidencing such coverage, which shall specify that Host shall be given at least thirty (30) days’ prior written notice by the applicable insurer in the event of any material modification, cancellation or termination of coverage. Such insurance shall be primary coverage without right of contribution from any insurance of Host, and shall include provisions regarding waiver of subrogation. Provider shall be responsible to ensure that all contractors and subcontractors carry the same amounts of coverage listing Host as an additional insured and prior to the start of work provide certificates of insurance from each such contractor or subcontractor. All insurance coverage shall be maintained with companies rated A- or better by Best Insurance Guide. The provision of this Agreement shall not be construed so as to relieve any insurer of its obligation to pay any insurance proceeds in accordance with the terms and conditions of valid and collectible insurance policies.

Provider shall also be responsible to obtain or cause its contractors or subcontractors to obtain and maintain builder’s risk insurance during the construction and installation of the System in commercially reasonable amounts, not to exceed $600,000.

8.2           Property Insurance. Provider shall cause to be provided and maintained, at its sole cost, “all-risk” property insurance covering the System during all periods that Provider is the beneficial owner of such System. Such insurance shall be primary coverage without right of contribution from any insurance of Host.

9.	Force Majeure Events. If either Party is prevented from or delayed in performing any of its obligations under this Agreement by reason of a Force Majeure Event, such Party shall notify the other Party in writing as soon as practicable after the onset of such Force Majeure Event and shall be temporarily excused from the performance of its obligations under this Agreement to the extent that such Force Majeure Event has interfered with such performance. The Party whose performance under this Agreement is prevented or delayed as the result of a Force Majeure Event shall use reasonable efforts to remedy its inability to perform. If a Party’s failure to perform its obligations under this Agreement is due to a Force Majeure Event, then such failure shall not be deemed a Provider Default or a Host Default, as the case may be. Notwithstanding anything in this Section 9 to the contrary, no payment obligation of Host under this Agreement for amounts due and owning for Solar Services already provided may be excused or delayed as the result of a Force Majeure Event. In case a Force Majeure Event continues for at least twelve (12) months, then either Party may terminate this Agreement by written notice to the other. Host shall not be subject to any costs or Termination Fee for Termination under this Section.

10.	Term; Host Options; Termination.

10.1         Term. The term of this Agreement shall commence on the Effective Date and shall expire on the date (the “Expiration Date”) that is twenty (20) years after the Commercial Operation Date (the “Term”), unless and until terminated earlier pursuant to Sections 3.2, 3.3, 9, 10.2.2, 10.3, 10.4 or 12 (the date of any such termination, the “Termination Date”). Provider shall remove the System at the end of the Term and restore the area to its original condition except for reasonable wear and tear. These obligations shall survive the termination of the Agreement.

10.2	Host Options Upon Ex pirati on of Term.

10.2.1 Extension of Term. Upon prior written notice to Provider and Lender at least one-hundred eighty (180) days prior to the Expiration Date, Host shall have the option to renew the term of this Agreement for one (1) additional five (5) year period at the Renewal Rate unless otherwise mutually agreed to by the parties in writing.

10.2.2 Option to Purchase. After the expiry of the sixth (6th), Tenth (10th) and Fifteen (15th) Contract Years, the Host, upon at least ninety (90) days written notice to the Provider and Lender of Host’s intent to exercise its purchase option, may purchase the System and Environmental Attributes (to the extent generated or accrued after the closing of such purchase) from the Provider for a purchase price equal to the Fair Market Value of the System or the applicable Termination Value in Schedule D, whichever is greater (the “Purchase Price”). The “Fair Market Value” shall be determined by an appraisal conducted by a mutually acceptable independent appraiser with expertise related to the System. The cost of the appraiser shall be borne by the parties equally. Once the Provider has given Host written notice of the Purchase Price, the Host shall have ten (10) days to confirm its intent to purchase the System in writing to the Provider and the parties shall arrange a mutually agreeable schedule to prepare and execute the necessary document to transfer the System and Environmental Attributes, including but not limited to the ZREC Tariff Agreement, and all relevant equipment guarantees and warrantees to Host free and clear of any liens, claims, security interests or other encumbrances. This Agreement shall terminate effective upon the Host’s payment to Provider of the Purchase Price and the transfer of the System to Host. If the Host declines to confirm its intent to exercise its option after learning the Purchase Price, the Agreement shall remain in effect and the terms of this Section shall remain applicable to the next date for which the option is allowed.

10.3         Provider Termination. Provider shall have the right, in Provider’s sole and absolute discretion, to terminate this Agreement upon written notice:

10.3.1 of the occurrence of an unstayed order of a court or administrative agency having the effect of subjecting the sales of Energy to federal or state regulation of prices and/or service provided the Provider sends written notice within 30 days of the issuance or occurrence of such order;

10.3.2 if the elimination or alteration of one or more Environmental Financial Incentives or other change in law results in a material adverse economic impact on Provider, provided the Provider sends written notice of its intent to terminate within 30 days of the effective date of such elimination, alteration or change in law and includes a detailed written explanation identifying the change and the resulting adverse economic impact and supporting data and calculations. A Provider termination under this Section 10.3.2 shall not be deemed a default by Host hereunder so long as Provider removes the System as required and otherwise complies with obligations that survive termination of the Agreement. Upon the receipt of Provider’s notice of its intent to terminate under this Section 10.3.2 Host shall have the option to purchase the System and Environmental Attributes from the Provider for a purchase price equal to the Fair Market Value of the System (provided that the appraiser determining Fair Market Value shall consider and select the higher value of both (i) the value of the System in situ, taking into account the new condition that is the basis for Provider’s termination, and (ii) the value of the System removed from the System Site, less the costs of removal). If Host does not exercise its Option within 30 days, the Agreement shall be terminated except for obligations which survive termination.

10.4	Host Termination.

Host shall have the right, in Host’s sole and absolute discretion, to terminate this Agreement upon written notice to Provider and Lender of the occurrence of an unstayed order of a court or administrative agency having the effect of requiring the Host to remove or substantially remove the System from the Site for any reason. Host shall have the right, in Host’s sole and absolute discretion, to terminate this Agreement upon written notice to Provider and Lender if Provider fails to achieve COD by the date that is one (1) months following the Required COD.

11.	Defaults.

11.1         Host Default. The occurrence at any time of any of the following events shall constitute a “Host Default”:

11.1.1 Failure to Pay. The failure of Host to make any payment of undisputed amounts owing to Provider and such failure is not cured by Host within thirty (30) days after Host receives written notice of each such failure from Provider;

11.1.2 Failure to Perform Other Obligations. Unless due to a Force Majeure Event excused by Section 9, the failure of Host to perform or cause to be performed any other material obligation required to be performed by Host under this Agreement, or the failure of any material representation and warranty set forth herein to be true and correct in all material respects as and when made; provided, however, that if such failure by its nature can be cured, then Host shall have a period of thirty (30) business days after receipt of written notice from Provider of such failure to Host to cure the same and a Host Default shall not be deemed to exist during such period; provided, further, that if Host commences to cure such failure during such period and is diligently and in good faith attempting to effect such cure, at Provider’s sole discretion, said period may be extended for up to one hundred and twenty (120) additional days; or

11.1.3 Bankruptcy, Etc. (a) Host admits in writing its inability to pay its debts generally as they become due; (b) Host files a petition or answer seeking reorganization or arrangement under the federal bankruptcy laws or any other applicable law or statute of the United States of America or any State, district or territory thereof; (c) Host makes an assignment for the benefit of creditors; (d) Host consents to the appointment of a receiver of the whole or any substantial part of its assets; (a) Host has a petition in bankruptcy filed against it, and such petition is not dismissed within ninety (90) days after the filing thereof; (f) a court of competent jurisdiction enters an order, judgment, or decree appointing a receiver of the whole or any substantial part of Host’s assets, and such order, judgment or decree is not vacated or set aside or stayed within ninety (90) days from the date of entry thereof; or (g) under the provisions of any other law for the relief or aid of debtors, any court of competent jurisdiction shall assume custody or control of the whole or any substantial part of Host’s assets and such custody or control is not terminated or stayed within ninety (90) days from the date of assumption of such custody or control.

11.1.4 Site Access. Host fails to grant Provider with continuous and reasonable access subject to reasonable security, health and safety and other facility related operations to the Site throughout the Term of this Agreement so that Provider can perform its responsibilities in accordance with the terms and conditions set forth herein.

11.1.5 Interconnection. Host fails to ensure that all of the facilities to which Energy is delivered hereunder remain interconnected to the electrical grid at all times during the Term in accordance with Section 7.2.2.

11.2         Provider Default. The occurrence at any time of the following event shall constitute a “Provider Default”:

11.2.1 Failure to Perform Obligations. Unless due to a Force Majeure Event excused by Section 9, the failure of Provider to perform or cause to be performed any material obligation required to be performed by Provider under this Agreement or the failure of any representation and warranty set forth herein to be true and correct in all material respects as and when made; provided, however, that if such failure by its nature can be cured, then Provider shall have a period of thirty (30) business days after receipt of written notice from Host of such failure to Provider to cure the same and a Provider Default shall not be deemed to exist during such period; provided, further, that if Provider commences to cure such failure during such period and is diligently and in good faith attempting to effect such cure, said period shall be extended for one-hundred twenty (120) additional days; or

11.2.2 Bankruptcy, Etc. (a) Provider admits in writing its inability to pay its debts generally as they become due; (b) Provider files a petition or answer seeking reorganization or arrangement under the federal bankruptcy laws or any other applicable law or statute of the United States of America or any State, district or territory thereof; (c) Provider makes an assignment for the benefit of creditors; (d) Provider consents to the appointment of a receiver of the whole or any substantial part of its assets; (e) Provider has a petition in bankruptcy filed against it, and such petition is not dismissed within ninety (90) days after the filing thereof; (f) a court of competent jurisdiction enters an order, judgment, or decree appointing a receiver of the whole or any substantial part of Provider’s assets, and such order, judgment or decree is not vacated or set aside or stayed within ninety (90) days from the date of entry thereof; or (g) under the provisions of any other law for the relief or aid of debtors, any court of competent jurisdiction shall assume custody or control of the whole or any substantial part of Provider’s assets and such custody or control is not terminated or stayed within ninety (90) days from the date of assumption of such custody or control.

11.2.3 Failure to Meet Critical Milestones. The Provider’s failure to meet any of the Critical Milestones by the dates set forth in Section 3.1.1 above.

12.	Remedies Following Default.

12.1	Remedies Upon Occurrence of a Default.

12.1.1 Termination. In addition to any other remedies available under this Agreement or at law, if a Provider Default as described in Section 11.2 above has occurred and is continuing, and if Provider fails to correct or cure the conditions causing such Provider Default within the cure periods provided in such section, after the date on which Host gives Provider and Lender written notice of Host’s intent to terminate this Agreement as a result of such Provider Default, then, subject to Section 14.17 and any other Lender rights agreed to in writing by Host, this Agreement shall terminate and be of no further force or effect thirty (30) days from the date of such notice if Provider has not cured such Provider Default by the end of such period. Host shall also have the right to purchase the Solar System for Fair Market Value or the applicable Termination Value in Schedule D, whichever is greater. The Host must send the Provider and Lender notice of its intent to exercise its right to purchase within ten (10) days after the termination date. If the Host does not exercise its right to purchase, the Provider must remove the Solar System from the Site within sixty (60) days and restore the Site to its condition prior to installation excluding normal wear and tear.

12.2        Provider’s Remedies Upon Host Default. In addition to any other remedies available under this Agreement or at law, if a Host Default as described in Section 11.1 has occurred and is continuing, and if Host fails to correct or cure the conditions causing such Host Default within thirty (30) days after the date on which Provider gives Host written notice of Provider’s intent to terminate this Agreement as a result of such Host Default, then this Agreement shall terminate and be of no further force or effect as of the last day of such thirty (30) day period; and Provider shall have the right to cause Host to pay (and Host shall have the obligation to pay to Provider) the applicable Termination Value in Schedule D of Appendix I provided Provider must remove the Solar System from the Site within sixty (60) days and restore the Site to its condition prior to installation excluding normal wear and tear.

12.3        Effect of Termination of Agreement. Upon the Termination Date or the Expiration Date, as applicable, any amounts then owing by a Party to the other Party shall become immediately due and payable and the then future obligations of Host and Provider under this Agreement shall be terminated. Such termination shall not relieve either Party from obligations accrued prior to the effective date of termination or expiration.

13.	No Consequential Damages. The parties agree that neither party is entitled to or can recover consequential damages from the other parties under this Agreement.

14.	Miscellaneous Provisions.

14.1         Notices. All notices, communications and waivers under this Agreement shall be in writing and shall be (a) delivered in person or (b) mailed, postage prepaid, either by priority or certified mail, return receipt requested (c) sent by reputable express courier, addressed in each case to the addresses set forth below, or to any other address either of the parties to this Agreement shall designate in a written notice to the other Party:

If to Provider:

Phytoplankton Ponus Ridge Solar LLC

Attn: Plankton Energy LLC

Attn: Dan Giuffrida

PO Box 250864

New York, NY 10025

With copy to Provider’s lenders or other parties only as designated in writing by Provider from time to time.

If to Host:

New Canaan Public Schools

Attn: Dr. Jo-Ann Keating

39 Locust Avenue

New Canaan, CT 06840

All notices, communications and waivers to Host’s lenders or other financiers under this Agreement shall be to the name and address specified in a notice from Host to Provider. All notices sent pursuant to the terms of this Section 14.1 shall be deemed received (i) if personally delivered, then on the date of delivery, (ii) if sent by reputable overnight, express courier, then on the next business day immediately following the day sent, (iii) if sent by priority or certified mail, then then on the earlier of the third (3rd) Business Day following the day sent or when actually received.

14.2	Representations and Warranties.

14.2.1 Provider Representations. Provider hereby represents and warrants that:

(a) It is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite limited liability company power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby;

(b) The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary limited liability company action;

(c) This Agreement is a legal, valid and binding obligation of Provider enforceable against Provider in accordance with its terms, subject to the qualification, however, that the enforcement of the rights and remedies herein is subject to (i) bankruptcy and other similar laws of general application affecting rights and remedies of creditors and (ii) the application of general principles of equity (regardless of whether considered in a proceeding in equity or at law);

(d) To the best knowledge of Provider, as of the date of execution hereof, no governmental approval (other than any governmental approvals that have been previously obtained or disclosed in writing to Host) is required in connection with the due authorization, execution and delivery of this Agreement by Provider or the performance by Provider of its obligations hereunder which Provider has reason to believe that it will be unable to obtain in due course on or before the date required for Provider to perform such obligations;

(e) Neither the execution and delivery of this Agreement by Provider nor compliance by Provider with any of the terms and provisions hereof (i) conflicts with, breaches or contravenes the provisions of the articles of formation or operating agreement of Provider or any contractual obligation of Provider or (ii) results in a condition or event that constitutes (or that, upon notice or lapse of time or both, would constitute) an event of default under any material contractual obligation of Provider; and

14.2.2 Host Representations. Host hereby represents and warrants that:

(a) It is a public entity, duly organized, validly existing and in good standing under the laws of the state of its formation and has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby;

(b) The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized;

(c) To the extent allowed by law, this Agreement is a legal, valid and binding obligation of Host enforceable against Host in accordance with its terms, subject to the qualification, however, that the enforcement of the rights and remedies herein is subject to (i) bankruptcy and other similar laws of general application affecting rights and remedies of creditors and (ii) the application of general principles of equity (regardless of whether considered in a proceeding in equity or at law);

(d) Neither the execution and delivery of this Agreement by Host nor compliance by Host with any of the terms and provisions of this Agreement (i) conflicts with, breaches or contravenes the provisions of the Charter and By-Laws of Host, or any contractual obligation of Host, or (ii) results in a condition or event that constitutes (or that, upon notice or lapse of time or both, would constitute) an event of default under any contractual obligation of Host.

14.3        Assignment. Neither Host nor Provider shall assign its interests in this Agreement, nor any part thereof, without the other party’s prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned. Notwithstanding the foregoing, Host consent shall not be required for Provider to assign this Agreement (a) to an affiliate, or (b) for collateral purposes to one or more Lenders in connection with financing of the System, provided that Provider shall provide Host with written notice of such assignment prior thereto and that such assignment does not relieve Provider of any responsibly or obligations under this Agreement.

14.4        Appropriations.

(a) The Host represents that it has validly appropriated sufficient funds to meet all payments and performance likely or required to be made or tendered during Host’s first fiscal year during the Term. Host reasonably believes that funds can be obtained sufficient to make all payments set forth in the Agreement and any other amounts owed during the term of the Agreement. However, the payment of any payments due under this Agreement for any year beyond the first year provided for herein is contingent upon annual appropriation of funds in accordance with applicable law.

(b) During the Term of this Agreement, Host agrees in good faith to include the amounts to become due under this Agreement in Host’s budget request for each fiscal year for funding Host’s energy costs. Host agrees that, to the extent permitted by law, it will make payments due under this Agreement if any funds are appropriated to or by it for the purchase of electricity (whether from the Utility or otherwise) or for the acquisition or use of equipment or services performing functions similar to the equipment provided by Provider during the applicable fiscal year. Host agrees that the Energy provided under the Agreement is fungible with, and performs a similar function to all other electric energy provided to Host.

(c) In any fiscal year, Host’s failure to appropriate for the purchase of electricity from any source for a future fiscal year will be a non-appropriation event (a “Non-Appropriation Event”). Following and during the continuation of a Non Appropriation Event, Provider may terminate this Agreement in its sole discretion, without further obligation by either Party. If Provider chooses not to terminate this Agreement for a Non-Appropriation Event, the Access Rights to the Solar Site granted Provider (and Provider’s right to continue to operate, maintain and access the System) shall continue for the term of this Agreement and Provider will have no obligation to provide Energy or Solar Services to Host but may not sell Energy generated by the System to any third-party.

(d) Host will in good faith continue to include the amounts to become due in each subsequent fiscal year of the Term in Host’s budget request for funding of Host’s energy costs for each fiscal year, and if an appropriation for funds is made for a future fiscal year, the Provider’s respective obligations under this Agreement will be reinstated. If Host makes fifteen (15) successive annual requests to appropriate funds for electricity purchases that are denied, Host will no longer be obligated to make further annual appropriation requests under this Agreement and the Provider may terminate this Agreement without further obligation of either Party.

14.5        Successors and Assigns. The rights, powers and remedies of each Party shall inure to the benefit of such party and its successors and permitted assigns.

14.6        Entire Agreement. This Agreement (including all appendices and schedules attached hereto) represents the entire agreement between the parties to this Agreement with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous oral and prior written agreements.

14.7        Amendments to Agreement. This Agreement shall not be amended, modified or supplemented without the written agreement of Provider and Host at the time of such amendment, modification or supplement.

14.8        Waivers; Approvals. No waiver of any provision of this Agreement shall be effective unless set forth in writing signed by the Party making such waiver, and any such waiver shall be effective only to the extent it is set forth in such writing. Failure by a Party to insist upon full and prompt performance of any provision of this Agreement, or to take action in the event of any breach of any such provisions or upon the occurrence of any Provider Default or Host Default, as applicable, shall not constitute a waiver of any rights of such Party, and, subject to the notice requirements of this Agreement, such Party may at any time after such failure exercise all rights and remedies available under this Agreement with respect to such Provider Default or Host Default. Receipt by a Party of any instrument or document shall not constitute or be deemed to be an approval of such instrument or document. Any approvals required under this Agreement must be in writing, signed by the Party whose approval is being sought.

14.9         Partial Invalidity. In the event that any provision of this Agreement is deemed to be invalid by reason of the operation of Applicable Law, Provider and Host shall negotiate an equitable adjustment in the provisions of the same in order to effect, to the maximum extent permitted by law, the purpose of this Agreement (and in the event that Provider and Host cannot agree then such provisions shall be severed from this Agreement) and the validity and enforceability of the remaining provisions, or portions or applications thereof, shall not be affected by such adjustment and shall remain in full force and effect.

14.10       Execution in Counterparts. This Agreement may be executed in counterparts, and all said counterparts when taken together shall constitute one and the same Agreement. This Agreement may be executed and delivered by electronic means.

14.11      Governing Law; Jurisdiction; Forum. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Connecticut. Parties irrevocably agree that any action, suit or proceeding by or among Provider and Host may be brought in whichever of the Courts of the State of Connecticut, Fairfield County, or the U.S. District Court for the District of Connecticut, has subject matter jurisdiction over the dispute and waive objections that Parties may now or hereafter have regarding the choice of forum whether on personal jurisdiction, venue, forum non conveniens. Nothing in this Agreement shall affect the right to service of process in any other manner permitted by law. Host and Provider further agree that final judgment against it in any action or proceeding shall be conclusive, unless appealed, and may be enforced by suit on the judgment, a certified or exemplified copy of which shall be. conclusive evidence of the fact and the amount of such judgment.

14.13      No Third Party Rights. This Agreement is only for the benefit of the parties to this Agreement, their successors and permitted assigns (including any lender or lessor of Provider) and Persons expressly benefited by the indemnity provisions of this Agreement. No other Person (including, without limitation, tenants of the Site) shall be entitled to rely on any matter set forth in, or shall have any rights on account of the performance or non-performance by any Party of its obligations under, this Agreement.

14.14      Treatment of Additional Amounts. The Parties hereto acknowledge and agree that any amounts payable by one Party to the other as a result of the payor’s default shall constitute liquidated damages and not penalties. The Parties further acknowledge that in each case (a) the amount of loss or damages likely to be incurred is incapable or is difficult to precisely estimate, (b) the amounts specified hereunder bear a reasonable proportion and are not plainly or grossly disproportionate to the probable loss likely to be incurred by Host or Provider as the case may be and (c) the Parties are sophisticated business parties and have been represented by sophisticated and able legal and financial counsel and negotiated this Agreement at arm’s length.

14.15      No Agency. This Agreement is not intended, and shall not be construed, to create any association, joint venture, agency relationship or partnership between the Parties or to impose any such obligation or liability upon either Party. Neither Party shall have any right, power or authority to enter into any agreement or undertaking for, or act as or be an agent or representative of, or otherwise bind, the other Party.

14.16      No Public Utility. Nothing contained in this Agreement shall be construed as an intent by Provider to dedicate its property to public use or subject itself to regulation as a “public utility” under Connecticut law.

14.17      No Recourse to Affiliates. This Agreement is solely and exclusively between the Parties, and any obligations created herein on the part of either Party shall be the obligations solely of such Party. No Party shall have recourse to any parent, subsidiary, partner, member, affiliated company, lender, director, officer or employee of the other Party for performance or non-performance of any obligation hereunder, unless such obligations were assumed in writing by the Person against whom recourse is sought except that Provider agrees that Provider’s parent, Plankton Energy LLC shall guarantee Provider’s obligations under this Agreement pursuant to a guaranty in the form attached hereto as Appendix II to be executed before or on the Effective Date.

14.18       Lender Accommodations. Host acknowledges that Provider may be financing the System with debt or equity financing and may enter into a sale-leaseback of the System or a partnership flip from, to or with one or more Lenders and that Provider’s obligations may be secured by, among other collateral, one or more pledges or collateral assignments of this Agreement and a first security interest in the System. In order to facilitate such necessary financing, with respect to any Lender, Host agrees as follows:

(a) Consent to Collateral Assignment. Host consents to both the sale of the System to Lender and the collateral assignment by Provider to Lender, of Provider’s right, title and interest in and to this Agreement.

(b) Rights Upon Event of Default. Lender, as collateral assignee of this Agreement, shall be entitled to exercise, in the place and stead of Provider, any and all rights and remedies of Provider under this Agreement in accordance with the terms of this Agreement. Lender shall have the right, but not the obligation, to pay all sums due under this Agreement and to perform any obligation required of Provider hereunder or to cure any default of Provider hereunder in the time and manner provided by the terms of this Agreement subject to the additional Lender cure period set forth below. Upon the exercise of remedies under its security interests or enforcement rights in the System, Lender shall (i) cause the purchaser or transferee of the System to assume the Provider’s rights and obligations under this Agreement and (ii) give notice to Host of the transferee or assignee of this Agreement. Any such exercise of remedies shall not constitute a default under this Agreement.

(c) Right to Cure. Host will not exercise any right to terminate this Agreement unless it shall have given Lender prior written notice at the address provided by Provider of its intent to terminate this Agreement based on a Provider Default specifying the condition giving rise to such right, and Lender shall not have cured the Provider Default giving rise to the right of termination within thirty (30) days after such notice or (if longer) the periods provided for in this Agreement; provided that if such Provider Default reasonably cannot be cured by Lender within such period and Lender commences and diligently pursues cure of such Provider Default within such period, such period for cure will be extended beyond those afforded to Provider hereunder for a reasonable period of time under the circumstances, such period not to exceed an additional ninety (90) days. Sending of Notice with proof of mailing to such address shall be adequate to satisfy Host’s notice obligation. The Parties’ respective obligations will otherwise remain in effect during any cure period.

(d) Change in Lender. Host acknowledges and agrees that Provider may change Lender at any time, in Provider’s sole discretion, and Host shall abide by such new contact information and payment directions as instructed by Provider. Provider shall hold harmless and indemnify Host for any dispute between Provider and/or Lenders and /or Host regarding the instruction provided to Host by Provider.

(e) Security Interest. In the event that Provider grants a security interest in the System to Lender, Host consents to any required filing to perfect such a security interest so long as that filing clearly documents the parties’ intent that the System is considered personal property only and is not considered a fixture to the Site. Such filing shall not create any interest in or lien upon the real property or the interest of Host therein and shall expressly disclaim the creation or such an interest or lien, provided that Provider shall be permitted to make a prophylactic fixture filing with regard to the System.

(f) Third Party Beneficiary. Host agrees and acknowledges that Lender is a third party beneficiary of the provisions of this Section 14.17.

(g) Acknowledgement and Confirmation. To facilitate Provider obtaining financing of the System, Host shall provide such consents to collateral assignment, certifications, representations, information, opinions or other documents as may be reasonably requested by Provider or its Lenders in connection with the financing of the System, provided, however, that Host shall have no obligation to provide any such consent, certification, representation, information or other document, or enter into any agreement, that materially changes any rights or benefits, or materially increases any burdens, liabilities or obligations of Host, under this Agreement (except as otherwise contemplated herein).

14.19       Service Contract. The Parties intend this Agreement to be a “service contract” within the meaning of Section 7701(e)(3) of the Internal Revenue Code of 1986.

15.	Confidential Information. Each Party (the “Receiving Party”) shall use reasonable efforts to not divulge, disclose, produce, publish, or permit unnecessary access to this Agreement except as required by law. The Parties acknowledge that Host is subject to freedom of information and open meetings requirements and that the Agreement may be discussed in open meetings and produced in response to appropriate requests.

16.	Estoppel. Either Party hereto, without charge, at any time and from time to time, within twenty (20) business days after receipt of a written request by the other party hereto for purposes related to financing or financial accounting, shall deliver a written instrument, duly executed, certifying to such requesting party, or any other person, firm or corporation specified by such requesting party:

a) That this Agreement is unmodified and in full force and effect, or if there has been any modification, that the same is in full force and effect as so modified, and identifying any such modification;

b) Whether or not to the knowledge of any such party there are then existing any offsets or defenses in favor of such party against enforcement of any of the terms, covenants and conditions of this Agreement and, if so, specifying the same and also whether or not to the knowledge of such party the other party has observed and performed all of the terms, covenants and conditions on its part to be observed and performed, and if not, specifying the same; and

c) Such other information as may be reasonably requested by a Party hereto.

Any written instrument given hereunder may be relied upon by the recipient of such instrument, except to the extent the recipient has actual knowledge of facts contained in the certificate.

[Signatures appear on the following page]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date set forth above.

PROVIDER:

Phytoplankton Ponus Ridge Solar LLC

By	/s/ Daniel Giuffrida
	Name:	Daniel Giuffrida
	Title:	Managing Member
	Date:	12/2/2020

HOST:

New Canaan Public Schools

By:	/s/ Bryan Luizzi
	Name:	Bryan Luizzi
	Title:	Superintendent of schools
	Date:	12/3/2020

Host:

Town of New Canaan

By:	/s/ Kevin Moynihan
	Name:	Kevin Moynihan
	Title:	First Selectman Town of New Canaan
	Date:	12/3/2020

Appendix I – Schedule A

DESCRIPTION OF SYSTEM SITE

The site consists of a 303 kW DC ZREC sized solar energy facility to be located on the roof of West Elementary School, 769 Ponus Ridge Road, New Canaan, CT 06840 together with electrical conduit, conductors and appurtenant fixtures on, inside or appurtenant to such structure, as necessary for the installation of fixtures to connect the System to the public utility grid, all as set forth on the engineering drawings, renderings, construction permits, site plans, plat maps and other relevant documentation for such Solar System (collectively, the “Site Plans”), which Site Plans1 have received, or will receive, all necessary planning and zoning approvals and building and other permits required by the Town of New Canaan, including approvals and permits issued by the Department of Public Works, the Building Department, and any other department authorized to issue such approvals and permits.

[1]	Host will be given advanced opportunity to review and approve all plans, schematics, materials and equipment, locations, etc. - of panels, inverters, service connections and emergency disconnect, in connection with any equipment to be installed.

Appendix I – Schedule B

DESCRIPTION OF SYSTEM

Provider reserves the right to install substitute equipment as specified below based on the state of the market and technology conditions immediately prior to procurement.

Technical Specifications

●	Rated Photovoltaic Array Capacity (STC):Approximately 303 kW DC

●	Photovoltaic Panel Manufacturer: Hanwha QCells or equivalent provided all such panels will be rated at a minimum of 390 W and be Bloomberg Tier I rated as per RFP

●	Inverter Manufacturer: SolarEdge Technologies or equivalent acceptable to Host

Project Specs

The PV modules being installed are reliable, durable and highly efficient PV modules with a 10-year product guarantee. The panels also carry a 25-year manufacturer output warranty that they will provide at least 80% of their PTC rating. This project aligns approximately 758 modules on the rooftop of West Elementary School (769 Ponus Ridge Road, New Canaan, CT 06840). Solar installation will be mechanically mounted via clips to the standing seam roof.

DC power from the solar modules will be routed in electrical conduit to the inverters. AC power from the inverters will be routed to the main electrical service entrance to be installed on the parcel owned by the Provider. A revenue grade kWh meter will be installed in order to determine the net energy production for the system. All electricity carrying both AC and DC power will be installed according to the National Electric Code, as well as any State or Local code that may be applicable. All components of the system are UL listed.

Upon completion, Provider will provide as-built drawings (in the form of PDF documents) to the Host

Preliminary Design

Appendix I – Schedule C

PRICING

The following pricing is based on the Standard System Design Package.

Year	Rate
1	$0.0385
2	$0.0385
3	$0.0385
4	$0.0385
5	$0.0385
6	$0.0385
7	$0.0385
8	$0.0385
9	$0.0385
10	$0.0385
11	$0.0385
12	$0.0385
13	$0.0385
14	$0.0385
15	$0.0385
16	$0.0385
17	$0.0385
18	$0.0385
19	$0.0385
20	$0.0385

Appendix I – Schedule D

TERMINATION VALUES

West Elementary School
Project Year	Termination Value
Year 1	$875,000
Year 2	$752,500
Year 3	$647,150
Year 4	$556,549
Year 5	$478,632
Year 6	$406,837
Year 7	$345,812
Year 8	$293,940
Year 9	$264,546
Year 10	$238,091
Year 11	$214,282
Year 12	$192,854
Year 13	$173,569
Year 14	$156,212
Year 15	$140,591
Year 16	$126,532
Year 17	$113,878
Year 18	$102,491
Year 19	$92,241
Year 20	$83,017

Appendix I – Schedule E

PERMITS AND APPROVALS

1.	Interconnection Application

2.	Building Permit

3.	Electrical Permit

4.	Electric Utility Contingent Approval

5.	Interconnection Agreement

6.	Municipal Certificate of Completion

7.	Electric Utility Witness Test/ Advance Notice to be provided to Host

8.	Electric Utility Approval to Operate

Appendix I – Schedule F

Maintenance Shutdown Allotment

West Elementary School
Project Year	kWh	kWh/day
Year 1	3,856	964
Year 2	3,837	959
Year 3	3,818	954
Year 4	3,799	950
Year 5	3,780	945
Year 6	3,761	940
Year 7	3,742	935
Year 8	3,723	931
Year 9	3,705	926
Year 10	3,686	922
Year 11	3,668	917
Year 12	3,649	912
Year 13	3,631	908
Year 14	3,613	903
Year 15	3,595	899
Year 16	3,577	894
Year 17	3,559	890
Year 18	3,541	885
Year 19	3,523	880
Year 20	3,506	876

APPENDIX II

PARENT GUARANTY

This Guaranty, dated as of December 2, 2020 (this “Guaranty”), made by Plankton Energy LLC (the “Guarantor”), in favor of the New Canaan Public Schools and its successors and assigns (the “Beneficiary”):

WHEREAS, Beneficiary and Phytoplankton Ponus Ridge Solar LLC (“Provider”) are parties to that certain Solar Power Purchase Agreement, dated as of the date hereof between Beneficiary and Provider (the “Agreement”), with terms used and not defined herein to have the same meanings as assigned to such terms in the Agreement.

NOW, THEREFORE, in consideration of the premises set forth herein and other good and valuable consideration, receipt of which is acknowledged, the Guarantor hereby agrees as follows:

Section 1. Guaranteed obligations. “Guaranteed Obligations” means any obligations of the Provider to develop, construct, and operate the System, prior to the commercial operation date, and thereafter through the first year anniversary of commercial operation (the “Guaranty Term”), pursuant to and in accordance with the Agreement, and any obligation to pay money pursuant to and in accordance with the Agreement, including, but not limited to, Provider’s obligations to produce and deliver the Guaranteed Production of Energy pursuant to Section 7.1.9 of the Agreement during the Guaranty Term, as well as the Provider’s obligations to pay any damages upon an event of default the occur prior to or during the Guaranty Term.

Section 2. Guaranty. Subject to the terms and conditions set forth herein, the Guarantor unconditionally, absolutely and irrevocably guarantees to the Beneficiary the due, punctual and full payment and performance of the Guaranteed Obligations.

Section 3. Nature of guaranty; Waiver; Subrogation.

3.01 Guaranty of Performance. The obligations of the Guarantor contained in Section 2 hereof constitute an irrevocable guaranty of performance, binding upon the Guarantor and its successors and permitted assigns. Except as set forth herein, the Guarantor shall have no right to terminate this Guaranty, or to be released, relieved or discharged from its obligations hereunder, and such obligations shall be neither affected or diminished by (i) any bankruptcy, insolvency, readjustment, composition, liquidation or similar proceeding with respect to the Provider, (ii) any furnishing or acceptance of additional security or any exchange, surrender, substitution or release of any security, (iii) any merger or consolidation of the Provider or the Guarantor into or with any other Person, or any change in the structure of the Provider or in the ownership of the Provider by the Guarantor or (iv) by any act, omission, matter or thing whatsoever that would otherwise operate at law or in equity to reduce or release the Guarantor from liability under this Guaranty. Notwithstanding any other provision of this Guaranty, but subject to the foregoing, Guarantor’s undertakings and obligations hereunder with respect to the Agreement are derivative of and not in excess of Provider’s obligations under the Agreement and Guarantor retains all rights, claims, defenses, and limitations of liability possessed by Provider under the terms of the Agreement arising from the parties’ performance or failure to perform thereunder and shall be entitled to assert any contractual defenses that would have been available to Provider under the Agreement.

3.02 Waiver. The Guarantor unconditionally waives, to the fullest extent permitted by applicable law, any right it may have to (i) the notice of any waiver or extension granted to the Provider, (ii) all notices which may be required by statute, rule of law or otherwise to preserve any of the rights of the Beneficiary against the Guarantor, (iii) require the Beneficiary to proceed against the Provider or any other person or pursue any collateral or remedy within the Beneficiary’s power, (iv) require acceptance of this Guaranty, diligence, presentment, demand for payment, protest and all other notices, including notice of the creation, renewal, extension or accrual of any of the Guaranteed Obligations, (v) require any election of remedies, (vi) require the marshalling of assets or the resort to any other security, (vii) except as otherwise expressly provided herein, claim any other defense, contingency, circumstance or matter which might constitute a legal or equitable discharge of a surety or guarantor, or (viii) any defense based on or arising out of the voluntary or involuntary bankruptcy, insolvency, liquidation, dissolution, receivership, or other similar proceeding affecting the Provider.

3.03 Subrogation. Unless and until the obligations of the Guarantor under this Guaranty shall be discharged and released in accordance with Section 4 hereof, Guarantor hereby waives any claim, right or remedy, direct or indirect, that Guarantor now has or may hereafter have against the Provider in connection with this Guaranty or the performance by Guarantor of its obligations hereunder, in each case whether such claim, right or remedy arises in equity, under contract, by statute, under common law or otherwise.

3.04 Demand and Payment. All claims or demands under this Guaranty should be accompanied by a statement that the Guaranteed Obligations are past due and payable. Payments by Guarantor to Beneficiary shall be made free of any taxes within thirty (30) business days of demand from Beneficiary in immediately available funds to the bank account of Beneficiary notified from time to time by the Beneficiary to the Guarantor. In this Guaranty, a “business day” shall be any day except a Saturday, Sunday or a day on which major commercial banks in New York City, New York are required by law, regulation, order or decree to be closed for business.

Section 4. Term of the Obligations of the Guarantor. The obligations of the Guarantor under this Guaranty shall be discharged and released upon the earlier of (a) the performance or payment in full of the Guaranteed Obligations, or (b) 30 days following the end of the Guaranty Term, provided, that in the event any demand is made hereunder prior to the such time shall remain obligations of the Guarantor until discharged in full.

Section 5. Miscellaneous.

5.01 Amendments and Waivers. No term, covenant, agreement or condition of this Guaranty may be terminated, amended or compliance therewith waived (either generally or in a particular instance, retroactively or prospectively) except by an instrument or instruments in writing executed by the Guarantor and the Beneficiary.

5.02 Notices. Unless otherwise expressly specified or permitted by the terms hereof, all communications and notices provided for herein shall be in writing or by email, and any such notice shall become effective (i) upon personal delivery thereof, including, without limitation, by overnight mail or courier service, (ii) in the case of notice by United States mail, certified or registered, postage prepaid, return receipt requested, upon receipt thereof, or (iii) in the case of notice by email, at the time such email is sent, in each case addressed to the applicable party at its address set forth below or at such other address as the Guarantor may from time to time designate by written notice to the other:

If to the Guarantor:

Plankton Energy LLC

Attn: Dan Giuffrida

PO Box 250864

New York, NY 10025

Email: dan@planktonenergy.com

If to Beneficiary:

New Canaan Public Schools

Attn: Dr. Jo-Ann Keating

39 Locust Avenue

New Canaan, CT 06840

5.03 No Waiver. No failure on the part of the Beneficiary to exercise, and no course of dealing with respect to, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Beneficiary of any right, power or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies herein are cumulative and are not exclusive of any remedies provided by applicable law.

5.04 Successors and Assigns. This Guaranty may not be assigned without the prior written consent of the other party. Subject to the foregoing, this Guaranty shall be binding upon Guarantor and upon its successors and assigns, but no assignment hereof shall relieve Guarantor of its obligations hereunder.

5.05 Governing Law; Jurisdiction. This guaranty shall be construed in accordance with and governed by the laws of the state of Connecticut (without regard to conflicts of law rules which would apply the laws of another jurisdiction). With respect to any suit, action or proceedings relating to any dispute arising out of or in connection with this Guaranty (“Proceedings”), each party irrevocably (i) submits to the non-exclusive jurisdiction of the courts of the of the State of Connecticut, Fairfield County, or the U.S. District Court for the District of Connecticut, and (ii) waives any objection which it may have at any time to the laying of venue of any Proceedings brought in any such court, waives any claim that such Proceedings have been brought in an inconvenient forum and further waives the right to object, with respect to such Proceedings, that such court does not have any jurisdiction over such party. Guarantor and Beneficiary hereby irrevocably consent to service of process in any Proceedings to be given in the manner provided for the giving of notices in Section 5.02 of this Guaranty, provided that nothing in this Guaranty will prevent or limit the right of either party to serve process in any other manner permitted by law or by the rules of the courts in which such Proceedings are brought. Each party irrevocably and unconditionally waives trial by jury in any Proceedings.

5.06 Severabilitv. Whenever possible, each provision of this Guaranty shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Guaranty shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Guaranty.

In witness whereof, this Guaranty has been duly executed and delivered as of the day and year first above written.

Plankton Energy LLC

By:	/s/ Dan Giuffrida
	Name:	Dan Giuffrida
	Title:	CEO & Managing Member